SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 3*)


                     VOICE CONTROL SYSTEMS, INC.
_________________________________________________________________________
                          (Name of Issuer)

                    Common Stock, $.01 par value
_________________________________________________________________________
                   (Title of Class of Securities)

                             92861B100
_________________________________________________________________________
                         (CUSIP Number)

                       Dialogic Corporation
                         1515 Route 10
                   Parsippany, New Jersey  07054
_________________________________________________________________________
                (Name, Address and Telephone Number
                 of Person Authorized to Receive
                  Notices and Communications)

                        February 8, 1996
_________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If  the  filing  person has previously filed a statement on  Schedule  l3G  to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the  following  box if a fee is being paid with this  statement [ ].
(A fee  is  not  required  only  if the reporting person:   (1)  has  a
previous statement  on  file reporting beneficial ownership of more than  five
percent of  the  class  of  securities described in Item 1;   and  (2)  has
filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of  this statement, including  all  exhibits,  should  be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   9261B100


(1)  Name of Reporting Person (S.S. or I.R.S. Identification Nos. of Above
     Person):

     Dialogic Corporation                                  22-2476114
___________________________________________________________________________

(2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See
          Instructions):                                       (a) [ ]
                                                               (b) [ ]
___________________________________________________________________________

(3)   SEC Use Only
___________________________________________________________________________

(4)   Source of Funds (See Instructions)                        N/A
___________________________________________________________________________

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e):                                     [ ]
___________________________________________________________________________

(6)   Citizenship or Place of Organization:                     New Jersey
___________________________________________________________________________

Number of Shares        (7)   Sole Voting Power:                  2,419,482
Beneficially Owned      (8)   Shared Voting Power:                    0
by Each Reporting       (9)   Sole Dispositive Power:             2,419,482
Person With:            (10)  Shared Dispositive Power:               0
___________________________________________________________________________

(11)  Aggregate Amount Beneficially  Owned by Each Reporting  Person: 2,419,482
___________________________________________________________________________

(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):                                [ ]
___________________________________________________________________________

(13)  Percent of Class  Represented  by  Amount in Row (11):  36.8%
___________________________________________________________________________

(14)  Type  of Reporting Person (See Instructions):            CO
___________________________________________________________________________


                             SCHEDULE 13D/A

                            AMENDMENT NO. 3**

                  REPORTING PERSON:  DIALOGIC CORPORATION

                  ISSUER:     VOICE CONTROL SYSTEMS, INC.

                           CUSIP NO.:  92861B100


ITEM 1.     SECURITY AND ISSUER.

            Common Stock-Voice Control Systems, Inc., 14140 Midway Road, Dallas, Texas 75244.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a)       Dialogic Corporation
            (b)       1515 Route 10
                      Parsippany, New Jersey  07054
            (c)-(e)   Not applicable
            (f)       New Jersey

            EXECUTIVE OFFICERS AND DIRECTORS.

            (a)

            (1)   Nicholas Zwick, Chairman of the Board
            (2)   Howard G. Bubb, President, Chief Executive
                        Officer and Director
            (3)   John G. Alfieri, Vice President
            (4)   Kenneth J. Burkhardt, Jr., Executive Vice
                        President and Director
            (5)   Robert N. Heymann, Vice President
            (6)   Edward B. Jordan, Treasurer, Chief Financial
                        Officer, Vice President and Secretary
            (7)   John Landau, Vice President
            (8)   Samuel Liss, Vice President
            (9)  Darrayl Cannon, Vice President
           (10)  James Shinn, Director
           (11)  Masao Konomi, Director
           (12)  John N. Lemasters, Director
           (13)  Francis G. Rodgers, Director

            (b)

            The business address for all individuals is:

            1515 Route 10
            Parsippany, New Jersey  07054

        (c)  All individuals are employees of Dialogic except as follows:

            James Shinn, Senior Fellow
            Council on Foreign Relations
            58 E. 68th Street
            New York, NY  10021

            Masao Konomi, Chief Executive Officer
            Konomi, Inc.
            1-12-12 Akasaka
            Minato-ku
            Toyko 107 Japan

            John N. Lemasters, Retired
            45 Fairway Drive
            Lake Toxaway, NC  28747

            Francis G. Rodgers, Author and Lecturer
            159 Pear Tree Road
            Darien, CT  06820

            (d-e) Not applicable

            (f) All of the above individuals are citizens of the United States except Mr. Konomi, who is a citizen of Japan.



ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             In September 1991, Dialogic Corporation ("Dialogic") completed a series of agreements with a predecessor of Voice Control Systems, Inc. ("VCS") which, in relevant part, and as amended to date, resulted in Dialogic acquiring a convertible promissory note in the principal amount of $1,161,798.90 of VCS (the "Note"), which Note bears interest at a prime rate plus 2%. Interest is payable on the Note on September 20 of each year through maturity of the Note. The principal is payable in full on January 1, 1997. Under the Note, Dialogic may convert all or any part of the principal  amount  plus  accrued interest outstanding into  shares  of  Common
Stock  of  VCS  at  a  rate  of one share for each  $.9188  of  principal  and interest. The principal amount of the Note is convertible, at that rate, into 1,264,474 shares of VCS' Common Stock. As of December 31, 1995, accrued interest on the Note was convertible into an additional 37,890 shares, for a total of 1,302,364 shares (i.e., 1,264,474 shares plus 37,890 shares) of Common Stock which Dialogic has the right to acquire upon conversion of principal and interest on the Note as of December 31, 1995.

             In addition, VCS' predecessor previously granted to Dialogic an option, which expires on December 31, 1998 and which entitles Dialogic to purchase certain shares of the Common Stock of VCS (the "Option"). The
Option gives Dialogic the right to acquire up to 914,231 shares of VCS Common Stock at an exercise price of $0.6125 per share.

             As of February 8, 1996, Dialogic owned an additional 202,887 shares of VCS Common Stock which it acquired upon conversion of interest payable on the Note on September 20, 1994 and 1995. Such 202,887 share amount is net of 39,000 shares sold by Dialogic subsequent to such conversion.


ITEM 4.     PURPOSE OF TRANSACTION.

             VCS  has  filed a registration statement on Form  SB-2  (No.  33-
64835), declared effective on February 8, 1996, describing an underwritten public offering of its Common Stock (the "Offering"). Dialogic (through a wholly-owned subsidiary) is reflected in that registration statement as a selling shareholder. Pursuant to an underwriting agreement, executed on February 8, 1996 (the "Underwriting Agreement"), Dialogic agreed to sell in the Offering (i) its Option and (ii) an additional 85,769 shares of VCS Common Stock owned by it. Further, pursuant to the terms of the Underwriting Agreement, if the underwriters exercise their over-allotment option in full, Dialogic will sell, upon exercise of such over-allotment option, (i) 117,118 shares of VCS Common Stock presently owned by it and
(ii) 32,882 shares of VCS Common Stock which it has the right to acquire upon conversion of accrued interest under the Note. In the event that it is necessary to convert any portion of such interest in order to satisfy the exercise of the over-allotment option, Dialogic expects to convert all interest accrued through December 31, 1995. Such conversion would result in the issuance of a total of 37,890 shares, of which 32,882 shares would be available for sale to the underwriters upon exercise of the over-allotment option and the balance of 5,008 shares would be issued directly to Dialogic.

             Other  than as set forth above, Dialogic has no current plans  or
proposals  with  VCS  which  would  relate  to  or  result  in  any   of   the
transactions described in Item 4 to Schedule 13D.



ITEM 5.     INTEREST AND SECURITIES OF THE ISSUER.

            (a)   Aggregate Number:  2,419,482 shares; 36.8%

                  To the best knowledge of Dialogic, none of the individuals listed in response to Item 2 beneficially own any securities of VCS.

            (b) Dialogic has the sole power to vote and dispose of the VCS securities which it beneficially owns.

            (c)   Not applicable.

            (d)   Not applicable.

            (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             As a selling shareholder, Dialogic (through a wholly-owned subsidiary) executed the Underwriting Agreement. Dialogic has also executed a lock-up agreement restricting its ability to sell additional shares of VCS Common Stock for a period of 180 days after the Offering.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The Underwriting Agreement is incorporated herein by reference to Exhibit 1.1 to VCS' Registration Statement on Form SB-2 (No. 33-64835) referred to herein.



ITEM 8.     SIGNATURE.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          DIALOGIC CORPORATION



February 16, 1996                         By: /s/Edward B. Jordan
                                                 Edward B. Jordan
                                                 Vice   President  and  Chief
                                                 Financial Officer



Attention: Intentional misstatements or omissions or fact constitute Federal criminal violations (See 18 U.S.C. 1001).


_____________________________
** Amendment  No.  2  to  this  Schedule  13D  was  the   first electronic
amendment to a paper format Schedule 13D. Pursuant to Reg. 240.13d-2, Amendment No. 2 should have restated the entire text of those items which were not being amended. The sole purpose of this Amendment No. 3 is to amend Amendment No.2 to include such restatement. Simultaneous with the filing of this Amendment No. 3, the Reporting Person has filed an Amendment No. 4 disclosing a reduction in beneficial ownership